UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 30, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

This Form 6-K consists of the legal opinions which appear below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

August 30, 2013

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated March 15, 2013 relating to the Airbag Yield Optimization Notes, the Prospectus Supplement dated March 15, 2013 relating to the Airbag Yield Optimization Notes, the Product Supplement dated March 15, 2013 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Prospectus Supplement dated March 15, 2013 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Product Supplement dated August 29, 2012 relating to the Trigger Autocallable Optimization Securities, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated August 29, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated August 29, 2012 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Yield Optimization Notes, the Final Terms Supplement dated August 27, 2013 relating to the PHM AYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the HPQ Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the AAPL Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the ANR Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the CREE1 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the CREE2 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the FB Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the GDX Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the GNW Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the ITUB Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the PAY1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the PAY2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the PHM1 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the PHM2 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the URI TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the BTU Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the CLF Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the CREE TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the PHM TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the REGN Securities (as defined in Annex A hereto), the Final Terms Supplement dated August 27, 2013 relating to the TSO Securities (as defined in Annex A hereto),the Final Terms Supplement dated August 27, 2013 relating to the URI1 TYON Securities (as defined in Annex A hereto) and the Final Terms Supplement dated August 27, 2013 relating to the URI2 TYON Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated August 30, 2013 representing the PHM AYON Securities, (d) the Global Security dated August 30, 2013 representing the HPQ Securities, (e) the Global Security dated August 30, 2013 representing the AAPL Securities, (f) the Global Security dated August 30, 2013 representing the ANR Securities, (g) the Global Security dated August 30, 2013 representing the CREE1 TPAOS Securities, (h) the Global Security dated August 30, 2013 representing the CREE2 TPAOS Securities, (i) the Global Security dated August 30, 2013 representing the FB Securities, (j) the Global Security dated August 30, 2013 representing the GDX Securities, (k) the Global Security dated August 30, 2013 representing the GNW Securities, (l) the Global Security dated August 30, 2013 representing the ITUB Securities, (m) the Global Security dated August 30, 2013 representing the PAY1 Securities, (n) the Global Security dated August 30, 2013 representing the PAY2 Securities, (o) the Global Security dated August 30, 2013 representing the PHM1 TPAOS Securities, (p) the Global Security dated August 30, 2013 representing the PHM2 TPAOS Securities, (q) the Global Security dated August 30, 2013 representing the URI TPAOS Securities, (r) the Global Security dated August 30, 2013 representing the BTU Securities, (s) the Global Security dated August 30, 2013 representing the CLF Securities, (t) the Global Security dated August 30, 2013 representing the CREE TYON Securities, (u) the Global Security dated August 30, 2013 representing the PHM TYON Securities, (v) the Global Security dated August 30, 2013 representing the REGN Securities, (w) the Global Security dated August 30, 2013 representing the TSO Securities, (x) the Global Security dated August 30, 2013 representing the URI1 TYON Securities, (y) the Global Security dated August 30, 2013 representing the URI2 TYON Securities, (z) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (aa) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (aa) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Airbag Yield Optimization Notes due September 2, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.) (the “PHM AYON Securities”)	$200,000.00
Contingent Absolute Return Autocallable Optimization Securities due September 4, 2014 (Linked to the performance of the common stock of Hewlett-Packard Company) (the “HPQ Securities”)	$100,000.00
Trigger Autocallable Optimization Securities due September 4, 2014 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL Securities”)	$182,000.00
Trigger Phoenix Autocallable Optimization Securities due September 4, 2014 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.) (the “ANR Securities”)	$437,900.00
Trigger Phoenix Autocallable Optimization Securities due September 4, 2014 (Linked to the performance of the common stock of Cree, Inc.) (the “CREE1 TPAOS Securities”)	$150,000.00
Trigger Phoenix Autocallable Optimization Securities due September 4, 2014 (Linked to the performance of the common stock of Cree, Inc.) (the “CREE2 TPAOS Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due September 4, 2014 (Linked to the performance of the common stock of Facebook, Inc.) (the “FB Securities”)	$190,000.00
Trigger Phoenix Autocallable Optimization Securities due September 4, 2014 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF) (the “GDX Securities”)	$175,000.00
Trigger Phoenix Autocallable Optimization Securities due September 4, 2014 (Linked to the performance of the common stock of Genworth Financial, Inc.) (the “GNW Securities”)	$138,000.00
Trigger Phoenix Autocallable Optimization Securities due September 4, 2014 (Linked to the performance of the American depositary shares of Itaú Unibanco Holdings S.A.) (the “ITUB Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due September 4, 2014 (Linked to the performance of the common stock of VeriFone Systems, Inc.) (the “PAY1 Securities”)	$210,400.00
Trigger Phoenix Autocallable Optimization Securities due September 4, 2014 (Linked to the performance of the common stock of VeriFone Systems, Inc.) (the “PAY2 Securities”)	$177,000.00
Trigger Phoenix Autocallable Optimization Securities due September 4, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.) (the “PHM1 TPAOS Securities”)	$110,000.00

Trigger Phoenix Autocallable Optimization Securities due September 4, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.) (the “PHM2 TPAOS Securities”)	$198,000.00
Trigger Phoenix Autocallable Optimization Securities due September 4, 2014 (Linked to the performance of the common stock of United Rentals, Inc.) (the “URI TPAOS Securities”)	$120,000.00
Trigger Yield Optimization Notes due September 2, 2014 (Linked to the performance of the common stock of Peabody Energy Corporation) (the “BTU Securities”)	$109,950.60
Trigger Yield Optimization Notes due December 3, 2013 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.) (the “CLF Securities”)	$99,994.26
Trigger Yield Optimization Notes due March 5, 2014 (Linked to the performance of the common stock of Cree, Inc.) (the “CREE TYON Securities”)	$99,984.50
Trigger Yield Optimization Notes due September 2, 2014 (Linked to the performance of the common stock of PulteGroup, Inc.) (the “PHM TYON Securities”)	$124,922.67
Trigger Yield Optimization Notes due September 2, 2014 (Linked to the performance of the common stock of Regeneron Pharmaceuticals, Inc.) (the “REGN Securities”)	$608,209.31
Trigger Yield Optimization Notes due September 2, 2014 (Linked to the performance of the common stock of Tesoro Corporation) (the “TSO Securities”)	$124,978.98
Trigger Yield Optimization Notes due September 2, 2014 (Linked to the performance of the common stock of United Rentals, Inc.) (the “URI1 TYON Securities”)	$148,671.24
Trigger Yield Optimization Notes due September 2, 2014 (Linked to the performance of the common stock of United Rentals, Inc.) (the “URI2 TYON Securities”)	$174,913.72

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

August 30, 2013

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC. and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated October 9, 2012 relating to the Airbag Autocallable Yield Optimization Notes, the Product Supplement dated January 31, 2012 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Product Supplement dated January 25, 2012 relating to the Contingent-Return Optimization Securities, the Product Supplement dated August 27, 2013 relating to the Trigger Phoenix Callable Optimization Securities, the Product Supplement dated January 13, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated January 23, 2013 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated February 28, 2012 relating to the Trigger Performance Securities, the Product Supplement dated August 12, 2013 relating to the Trigger Performance Securities, the Pricing Supplement dated August 23, 2013 relating to the CIE Securities and the HUN Securities (each, as defined in Annex A hereto), the Pricing Supplement dated August 23, 2013 relating to the APC Securities and the GLW Securities (each, as defined in Annex A hereto), the Pricing Supplement dated August 27, 2013 relating to the RTY Securities (as defined in Annex A hereto), the Pricing Supplement dated August 27, 2013 relating to the RTY, SX5E and SPX Securities (as defined in Annex A hereto), the Pricing Supplement dated August 27, 2013 relating to the CMCIER Securities (as defined in Annex A hereto), the Pricing Supplement dated August 28, 2013 relating to the EXPE Securities, the FB Securities, the FCX Securities and the GDX Securities (each, as defined in Annex A hereto), the Pricing Supplement dated August 28, 2013 relating to the SX5E Securities (as defined in Annex A hereto), the Pricing Supplement dated August 28, 2013 relating to the EM Basket Securities (as defined in Annex A hereto), the Pricing Supplement dated August 28, 2013 relating to the RTY and SPX Securities (as defined in Annex A hereto) and the Pricing Supplement dated August 28, 2013 relating to the SX5E and SPX Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated August 30, 2013 representing the CIE Securities, (d) the Global Security dated August 30, 2013 representing the HUN Securities, (e) the Global Security dated August 30, 2013 representing the APC Securities, (f) the Global Security dated August 30, 2013 representing the GLW Securities, (g) the Global Security dated August 30, 2013 representing the RTY Securities, (h) the Global Security dated August 30, 2013 representing the RTY, SX5E and SPX Securities, (i) the Global Security dated August 30, 2013 representing the CMCIER Securities, (j) the Global Security dated August 30, 2013 representing the EXPE Securities, (k) the Global Security dated August 30, 2013 representing the FB Securities, (l) the Global Security dated August 30, 2013 representing the FCX Securities, (m) the Global Security dated August 30, 2013 representing the GDX Securities, (n) the Global Security dated August 30, 2013 representing the SX5E Securities, (o) the Global Security dated August 30, 2013 representing the EM Basket Securities, (p) the Global Security dated August 30, 2013 representing the RTY and SPX Securities, (q) the Global Security dated August 30, 2013 representing the SX5E and SPX Securities, (r) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (s) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (s) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Contingent Absolute Return Autocallable Optimization Securities due September 2, 2014 (Linked to the performance of the common stock of Cobalt International Energy, Inc.) (the “CIE Securities”)	$2,809,200.00
Contingent Absolute Return Autocallable Optimization Securities due September 2, 2014 (Linked to the performance of the common stock of Huntsman Corporation) (the “HUN Securities”)	$1,058,000.00
Trigger Phoenix Autocallable Optimization Securities due February 27, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) (the “APC Securities”)	$2,959,200.00
Trigger Phoenix Autocallable Optimization Securities due February 27, 2015 (Linked to the performance of the common stock of Corning Incorporated) (the “GLW Securities”)	$1,888,450.00
Contingent Return Optimization Securities due February 29, 2016 (Linked to the performance of the Russell 2000® Index) (the “RTY Securities”)	$5,461,400.00
Trigger Phoenix Callable Optimization Securities due August 31, 2023 (Linked to the least performing index among the EURO STOXX 50® Index, the Russell 2000® Index and the S&P 500® Index) (the “RTY, SX5E and SPX Securities)	$3,000,000.00
Trigger Performance Securities due August 31, 2023 (Linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return (CMCIER)) (the “CMCIER Securities”)	$1,836,000.00
Airbag Autocallable Yield Optimization Notes due August 29, 2014 (Linked to the performance of the common stock of Expedia, Inc.) (the “EXPE Securities”)	$6,973,000.00
Airbag Autocallable Yield Optimization Notes due August 29, 2014 (Linked to the performance of the common stock of Facebook, Inc.) (the “FB Securities”)	$4,872,000.00
Airbag Autocallable Yield Optimization Notes due August 29, 2014 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.) (the “FCX Securities”)	$2,001,000.00
Airbag Autocallable Yield Optimization Notes due August 29, 2014 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF) (the “GDX Securities”)	$1,739,000.00
Trigger Performance Securities due August 31, 2018 (Linked to the performance of the EURO STOXX 50® Index) (the “SX5E Securities”)	$20,427,900.00
Trigger Performance Securities due August 31, 2018 (Linked to the performance of an Equally Weighted International Emerging Market Basket) (the “EM Basket Securities”)	$2,446,790.00
Trigger Phoenix Autocallable Optimization Securities due August 31, 2023 (Linked to the least performing index between the Russell 2000® Index and the S&P 500® Index) (the “RTY and SPX Securities”)	$4,842,810.00
Trigger Phoenix Autocallable Optimization Securities due August 31, 2023 (Linked to the least performing index between the EURO STOXX 50® Index and the S&P 500® Index) (the “SX5E and SPX Securities”)	$2,075,000.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
	Name:	Kiye Sakai
	Title:	Managing Director

By:	/s/ Sarah Starkweather
	Name:	Sarah Starkweather
	Title:	Executive Director

Date: 30 August 2013